Exhibit 23.3

Consent of Independent Auditors

We consent to the use of our audit report dated December 7, 2009 of the combined balance sheets of Enterprise and Government Solutions, Businesses of Nortel Networks Corporation as of September 30, 2009 and December 31, 2008, and the related combined statements of operations, changes in invested equity and comprehensive loss and cash flows for the nine months ended September 30, 2009 and the year ended December 31, 2008 which are included in the Registration Statement on Amendment No. 2 to Form S-1 of Avaya Holdings Corp. herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated December 7, 2009 contains an explanatory paragraph that states that the Enterprise and Government Solutions, Businesses of Nortel Networks Corporation (“Businesses”) owner, Nortel Networks Corporation, and certain of its Canadian subsidiaries filed for creditor protection pursuant to the provisions of the Companies’ Creditors Arrangement Act; certain of Nortel Networks Corporation’s United States subsidiaries filed voluntary petitions seeking to reorganize under Chapter 11 of the United States Bankruptcy Code; certain of Nortel Networks Corporation’s subsidiaries in Europe, the Middle East and Africa made consequential filings under the Insolvency Act 1986 in the United Kingdom; and Nortel Networks Corporation’s Israeli subsidiaries made consequential filings under the Israeli Companies Law 1999. These conditions raise substantial doubt about Nortel Networks Corporation’s and the Businesses’ ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to changes in the Businesses’ method of accounting for fair value measurements and the date at which it measures the funded status of its defined benefit pension plans and other postretirement plans.

/s/ KPMG LLP

Toronto, Canada

August 3, 2011